Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199

September 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pam Howell

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Boston Properties, Inc.

Definitive 14A

Filed April 6, 2007

File No. 1-13087

Dear Ms. Howell:

This letter is submitted on behalf of Boston Properties, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Schedule 14A filed on April 6, 2007 (the “Proxy Statement”), as set forth in your letter dated August 21, 2007 to Edward H. Linde (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Boston Properties, Inc.

Definitive 14A

Corporate Governance Principles and Board Matters, page 3

Director Independence, page 4

Comment No. 1

Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. Currently you only state that the independent directors did not have any relationships other than those that are not deemed material.

Ms. Pam Howell

September 20, 2007

Response to Comment No. 1

Item 407(a)(3) of Regulation S-K requires the Company to disclose any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were “considered” by the board of directors under the applicable independence definitions in determining that the director is independent. The Company’s common stock is listed on the New York Stock Exchange (the “NYSE”) and therefore, pursuant to Item 407(a)(1)(i) of Regulation S-K, the Company is subject to the NYSE’s definition of “independent director.”

Under the NYSE Listed Company Manual (the “NYSE Rules”), for a director to be considered independent, the director must not have certain specified relationships with the Company, as described in Sections 303A.02(b)(i)-(v) of the NYSE Rules. In addition, the Company’s Board of Directors must determine that a director has no other material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Companies must identify which directors are independent and disclose the basis for that determination. As permitted by Section 303A.02(a) of the NYSE Rules, the Company’s Board of Directors adopted categorical standards to assist it in making director independence determinations by creating consistency in its independence determinations and avoiding the need to consider the particular facts and circumstances of specific relationships that the Board of Directors has already deemed immaterial. As a result, the facts and circumstances of any relationships that any of the Company’s independent directors have with the Company that are deemed to be immaterial under the Company’s categorical standards are not considered by the Board of Directors in making its independence determinations.

The only relationships that would be considered in making independence determinations are those that are not deemed immaterial by the Company’s categorical standards. Section 303A.02(a) of the NYSE Rules specifically provides that “[i]n the event that a director with a business or other relationship that does not fit within the disclosed standards is determined to be independent, a board must disclose the basis for its determination in the manner described above. This approach provides investors with an adequate means of assessing the quality of a board’s independence and its independence determinations while avoiding excessive disclosure of immaterial relationships.”

In the Proxy Statement, the Company disclosed its categorical standards of director independence and indicated that “[b]ecause [the independent directors] do not have any relationships with us other than those that are deemed not material under the foregoing categorical standards, the Board of Directors has determined that they are ‘independent directors’ for purposes of the NYSE Rules.” The Company believes that this disclosure satisfies the requirements of Item 407(a)(3) of Regulation S-K because none of the independent directors had any relationships with the Company other than those that were deemed to be immaterial under the Company’s categorical standards and, as a result, the Board of Directors did not consider the facts and circumstances of any relationships in making its independence determinations. This is also consistent with the commentary to Section 303A.02(a) of the NYSE Rules, which states, “A

Ms. Pam Howell

September 20, 2007

company must disclose any [categorical standard of director independence] it adopts. It may then make the general statement that the independent directors meet the standards set by the board without detailing particular aspects of the immaterial relationships between individual directors and the company.”

Compensation Discussion and Analysis, page 2

Setting Executive Compensation, page 21

Comment No. 2

You refer on page 21 to the extensive review performed by SMG and the conclusion of the Compensation Committee that total compensation payable to the company’s executives significantly lagged behind its peers. Please clarify when this determination was made and the factors that were analyzed to reach this conclusion. For example, you state on page 22 that Mr. D. Linde’s total compensation was slightly above the high end of the target range level relative to peers for 2006. We also note the value realized on the exercise of options in 2006, as shown in the table on page 33.

Response to Comment No. 2

At a meeting of the Compensation Committee held on December 15, 2006, representatives of SMG Advisory Group LLC presented a review of actual 2005 compensation paid to the Company’s named executive officers compared to those holding similar titles for two separate groups of companies that SMG believed to be the Company’s peers. The companies included in the two peer groups are listed on page 21 of the Proxy Statement. The data consisted of detailed executive by executive compensation, broken down among its different components, for 2005, the latest year for which comprehensive data was publicly available on both the Company and its peers. The “extensive review” consisted of quantitative and qualitative analysis of the data, including statistical calculations and a review of the roles and responsibilities of individual executives at the Company and at the various peers, with the goal of developing fair and reliable comparisons of compensation levels within what SMG and the Compensation Committee considered the appropriate set of peers upon which the Compensation Committee could then base its considerations. The conclusion that total compensation paid to the Company’s named executive officers with respect to 2005 significantly lagged behind the peers was based on a comparison of the sum of base salary, bonus and long-term incentive compensation within this dataset.

Supplementally, we note that the aforementioned conclusion reported in the Proxy Statement excluded the impact of estimated Outperformance Plan (“OPP”) income for 2005 for the Company’s peers that have OPPs in place. The Company does not have any such OPP and, if such OPP income was included for purposes of determining total compensation paid to the Company’s peers, SMG’s analysis showed that the compensation paid to the Company’s named executives officers would have lagged behind its peers by even greater amounts. The Compensation Committee views OPPs as a fourth and distinct possible element of total compensation (in addition to base salary, bonus and long-term incentive compensation) and, therefore, we separately disclosed on page 26 that the Compensation Committee is analyzing the merits of adopting such an OPP for the Company.

Ms. Pam Howell

September 20, 2007

The disclosure on page 22 of the Proxy Statement, which reports that Mr. D. Linde’s total compensation was slightly above the high end of the target range level relative to peers for 2006, is consistent with the foregoing because the statement refers to Mr. D. Linde’s relative compensation after giving effect to the Compensation Committee’s awards with respect to 2006, which was part of its two-year plan to realign total compensation to fall within the top 25th percentile of the combined peer groups. The statement was designed to clarify the slightly different position of Mr. D. Linde, relative to the other named executive officers, after the Compensation Committee completed its deliberations.

With respect to the value realized on the exercise of options in 2006, the Proxy Statement discloses on page 22 that the Compensation Committee “received and considered detailed information regarding the amounts realized and realizable by each named executive officer from compensation decisions made in prior years (e.g., amounts realized and realizable upon exercise of stock option awards), but this information did not affect its compensation decisions with respect to 2006.” The Compensation Committee viewed stock options as compensation awarded at the time the options were granted and not upon exercise. As a factual matter, we note for the Staff’s attention that the Company discontinued the use of stock options in 2003 and that all of the options exercised in 2006 had been granted prior to February 2001. The fact that the named executives held these options for a substantial period of time before exercising them is consistent with the Compensation Committee’s view that the value realized upon exercise should not affect compensation decisions for 2006.

Compensation Elements, page 22

Comment No. 3

Provide a more detailed discussion as to how the company determines the amount (and where applicable, the formula) for each element of compensation. See Item 402(b)(1)(v) of Regulation S-K. For example, it is unclear how the specific base salary was determined. In addition, while you state the specific quantitative goals for the annual cash incentives, you also refer to “subjective performance goals” that are not discussed. Lastly, the discussion of the long term equity incentives does not provide a clear understanding of how these awards are determined.

Response to Comment No. 3

As discussed on page 20 of the Proxy Statement, the Company’s compensation philosophy includes general principles relative to the various elements of compensation, but the Compensation Committee does not employ a formula for determining the amount of each element of compensation. Instead, consistent with its philosophy, it seeks to align the relative amounts of salary, bonus and long-term incentive compensation with those paid by the Company’s peers based on an assessment of the Company’s performance relative to that of the peers and an assessment of each executive’s performance. As disclosed in the Proxy Statement,

Ms. Pam Howell

September 20, 2007

the Compensation Committee intends to increase the long-term incentive equity award component of total compensation relative to the cash component. We respectfully submit that the second paragraph under the heading “Individual Determinations” on page 22 is a complete and fair discussion of the Compensation Committee’s determinations of the various elements of compensation.

The subjective performance goals focus on each named executive officer’s management and leadership skills. The goals are numerous, detailed and different for each named executive. They can generally be grouped in one or more of the following categories: coaching and development; judgment; communication; teamwork; and flexibility and adaptability. On page 24 we sought to give a general sense of these categories by using the phrase “in addition each executive officer was given his own set of management goals tailored to his duties and responsibilities, expected contribution to our organization and professional development.” For example, Messrs. Zuckerman and E. Linde were given, among others, the goals of maintaining the appropriate “tone at the top,” maintaining a candid, informative and productive relationship with the Board of Directors, and providing direction and advice to the senior management team. Mr. D. Linde was given, among others, the goals of delivering effective quarterly conference calls and fostering the professional development of key direct reports. The satisfaction of these subjective performance goals cannot be measured objectively. While some of the goals had more weight than others in the Compensation Committee’s decision process, in the end the Compensation Committee made an overall assessment of each executive’s effectiveness as a manager and a leader and, as disclosed on page 24, was satisfied with each individual officer’s performance relative to his own set of management goals. As a result of the foregoing, we believe a detailed discussion of these subjective performance goals would not have enhanced an investor’s understanding of the Company’s compensation philosophy or the Compensation Committee’s decisions, and therefore were not material. At the same time, we chose to mention these subjective goals in the CD&A because the Compensation Committee factored them, in the aggregate, into its deliberative process in addition to (a) the Company’s superior total shareholder return performance over one and three year periods relative to both a narrow and a broad set of peers and (b) the lag in the total compensation of the Company’s named executive officers relative to peers (see discussion on pages 22 and 24 of the Proxy Statement). In future filings we will endeavor to expand our discussion of the nature of subjective performance goals and their role in the Compensation Committee’s deliberative process.

Comment No. 4

Analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation, and between the various forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

Response to Comment No. 4

Please refer to our response to Comment 3. The disclosure on pages 21 and 22 of the Proxy Statement discusses the Compensation Committee’s policy on achieving substantial parity between annual cash compensation (base salary and bonus) and long-term incentive equity compensation. In addition, as disclosed on pages 24 and 25, the Company discontinued granting

Ms. Pam Howell

September 20, 2007

stock options in 2003 and has since used only full-value equity awards in the form of restricted shares of common stock and/or LTIP units, at the option of each named executive officer. The Company disclosed the Compensation Committee’s rationale for doing so in the third paragraph under the heading “LTIP Units” on page 26.

Comment No. 5

It appears that individual officer performance is an important factor in determining compensation and that part of your executive compensation philosophy is to “hold accountable all executive officers for their level of success in attaining specific performance goals that are set for them individually.” Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 5

Please refer to our response to Comment 3, with respect to individual performance goals. No specific form (i.e. salary, bonus or long-term incentives) or portion of compensation was directly associated with the performance of any one or more of the goals set for each named executive officer individually. Rather, an overall assessment of how each named executive officer performed with respect to such goals (hence the “hold accountable” element) was factored by the Compensation Committee into its determination of that executive’s total compensation. As discussed on pages 22 and 24, the Compensation Committee focused primarily on the Company’s superior performance in terms of total return to shareholders and the lag in the named executives’ total compensation relative to peers.

Comment No. 6

We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the differences in the types and amounts of compensation awarded to such executives. For example, Messrs. Zuckerman and Linde received the highest base salary of $600,000, which was approximately $110,000 above that of the next highest base salary paid, and the highest bonus of $1,916,177, which was approximately $1 million above that of the next highest bonus. Similarly, the value of the restricted stock/LTIP unit awards granted in 2006, as provided in the table on page 25, indicate that Messrs. Zuckerman and Linde received approximately $1.6 million more of awards than the next highest individual.

Response to Comment No. 6

The Company has no set policy that establishes compensation levels or “tiers” for executive team members or that limits the compensation of any one named executive relative to any other employee or group of employees. The elements of compensation (salary, bonus and

Ms. Pam Howell

September 20, 2007

long-term incentives) are the same for all the named executive officers and the Proxy Statement in each of the relevant sections discusses individual amounts and, where applicable, points out considerations relative to other executives that may have affected the setting of that amount (see, e.g., page 22 under “Individual Determinations” with respect to maintaining substantial parity between Messrs. Zuckerman and E. Linde and between Messrs. Ritchey and D. Linde). As discussed in the Proxy Statement and in our responses to Comments 2 and 3, the Compensation Committee has a single policy of compensating each named executive officer at a level commensurate with his experience and duties, based on competitive information and peer group data, after assessing performance. Accordingly, we believe that the discussion conforms to the guidance in Release 33-8732A, Section II.B.1.

In the case of Messrs. Zuckerman and E. Linde, as the co-founders of the Company and the only two executives who report directly to our Board of Directors (a structure not uncommon within the Company’s peer group), they have been compensated since the Company’s 1997 IPO at an identical level in terms of both amount and components of total compensation. Their historical roles and the Compensation Committee’s view of their relative and combined contribution account for the sizeable difference between their compensation and that of the other three named executive officers. As was the case for the other named executive officers, in setting their compensation the Compensation Committee sought to align the relative amounts of salary, bonus and long-term incentive compensation with those paid by the Company’s peers with a similar management structure. On page 22 of the Proxy Statement we highlighted the fact that Messrs. Zuckerman and E. Linde were below the 55th percentile for 2005 based on SMG’s peer group analysis, which led to sizeable increases in their total compensation based on the Compensation Committee’s articulated goal of generally targeting the top quartile of the combined peer groups.

Annual Cash Incentives, page 23

Comment No. 7

Provide an analysis of the “other corporate performance goals” that applied to some of the named executive officers, naming the officers, and stating their actual performance.

Response to Comment No. 7

The discussion of annual cash incentive compensation on page 23 focuses on Company-wide goals and achievements because that is principally what the Compensation Committee considered in awarding bonuses to the named executive officers. We believe the discussion is balanced, detailed and complete. Insofar as some of the named executive officers are responsible for key Company functions or regions, subordinate corporate performance goals relevant to their specific duties and responsibilities were also set. The fourth paragraph under the heading “Annual Cash Incentives” lists the types of subordinate goals to give the reader a general understanding of their nature and function. We believe, however, that a detailed discussion individual by individual of these other goals would not be appropriate, insofar as these goals were essentially a subset of the Company-wide goals brought down to the functional or regional level applicable to specific executives and are not in and of themselves material. We respectfully

Ms. Pam Howell

September 20, 2007

submit that incremental disclosure would not provide new or different information to the reader and might actually overstate the importance of these subordinate goals in the Compensation Committee’s decisions.

As indicated by the positioning and relative prominence given to these “other corporate performance goals” in the discussion on page 24, the Compensation Committee focused principally on the Company-wide goals and achievements discussed earlier in that section of CD&A. Much as the Compensation Committee did with respect to the “management goals tailored to [each executive’s] duties and responsibilities” mentioned later in the same paragraph, as discussed in our response to Comment 3, it used an individual by individual assessment of overall performance relative to these individualized goals to validate its decisions vis-à-vis competitive data and its stated goal of generally targeting the top quartile of the combined peer groups.

LTIP Units, page 26

Comment No. 8

You state that “at the time of award, LTIP units do not have full economic parity with common units, but can achieve such parity over time upon the occurrence of specified events.” Please clarify these events.

Response to Comment 8

LTIP units are a type of partnership interest in Boston Properties Limited Partnership (the “Operating Partnership”). The Second Amended and Restated Partnership Agreement of the Operating Partnership, as amended to date (the “Partnership Agreement”), sets forth the rights, powers, restrictions and limitations of the LTIP units, common units and other units of interest in the Operating Partnership.

To understand why LTIP units do not initially have full economic parity with common units and how they may achieve such parity, it is useful to think of each as these units as having three separate components from which economic value is derived: (1) the right to receive non-liquidating distributions from the Operating Partnership (which will be referred to as the “distribution value” of the units), (2) the right to receive liquidating distributions upon the liquidation of the Operating Partnership (which will be referred to as the “liquidation value” of the units) and (3) the right to require the Operating Partnership to redeem the units (which will be referred to as the “redemption value” of the units). As noted in the Proxy Statement, the distribution value of the LTIP units and the common units is the same on a per unit basis, and is also equivalent to the right of holders of common stock of the Company to receive dividends (i.e., the per unit distributions on the LTIP units and the common units are equal to the per share dividends paid on the common stock of the Company). Accordingly, the statement in the Proxy Statement referred to in the Comment above relates to the liquidation and redemption value of the LTIP units.

Ms. Pam Howell

September 20, 2007

Both the liquidation value and the redemption value of LTIP units are based on the amount of book capital associated with the LTIP units. In the event of a liquidation of the Operating Partnership, the amount that each partner will be entitled to receive is the amount of such partner’s then book capital account. The amount of each partner’s book capital account is based on the number and types of units that the partner holds (i.e., the book capital associated with the units held by the partner).

The book capital of all common units is equal on a per unit basis, and, therefore, all common units have the same liquidation value on a per unit basis. It is useful to think of the book capital of each common unit as being equal to the price per share of the Company’s common stock (although this will not always be the case).

In contrast, the book capital associated with LTIP units will initially be equal to the amount, if any, the holder paid for them (currently $0.25 per unit). Accordingly, upon the issuance of an LTIP unit at a time when the Company’s common stock price is, for example, $100 per share, the book capital associated with the LTIP unit will be $99.75 less than the book capital associated with a common unit. Under the Partnership Agreement and applicable federal tax regulations, upon the occurrence of certain events, the Operating Partnership is required to reset, or “book-up,” its partners’ book capital accounts to reflect increases or decreases in the market value of the assets of the Operating Partnership. The events that trigger this “book-up” include: (1) the sale of all or substantially all of the assets of the Operating Partnership, (2) a contribution of cash or property (other than a de minimis amount) to the Operating Partnership by a new or existing partner as consideration for an interest in the Operating Partnership, including contributions by the Company of the proceeds from future issuances of its securities, (3) distributions of cash or property (other than a de minimis amount) by the Operating Partnership to one or more partners of the Operating Partnership in exchange for an interest in the Operating Partnership, (4) the grant of an interest in the Operating Partnership (other than a de minimis interest) in exchange for services, or (5) the liquidation of the Operating Partnership. Upon a book-up event, if the value of the Operating Partnership has increased since the most recent book-up event, the resulting book gain is allocated to the partners’ book capital accounts, with the LTIP units being entitled to receive priority allocations until the “gap” in the book capital associated with the LTIP units (in our example $99.75) is eliminated (at which time the LTIP units will have been “fully booked-up”). After the LTIP units have become fully booked-up, the LTIP units and the common units share in future book gain on a pro rata basis. As a practical matter, this means that LTIP units will not have any significant liquidation value unless and until the Operating Partnership’s assets appreciate in value by an aggregate amount sufficient to fill the “gap” in their book capital relative to an equal number of common units. This is why the Proxy Statement describes LTIP units as not initially having economic parity with common units, but being eligible to achieve such parity over time.

The difference in the redemption value between LTIP units and common units is caused by an analogous mechanism. Under the Partnership Agreement, the holders of common units generally have the right to require the Operating Partnership to redeem their common units for an amount of cash equal, on a per unit basis, to the stock price of one share of the Company’s common stock (or physical issuance of one share, at the Company’s option). While the holders

Ms. Pam Howell

September 20, 2007

of LTIP units do not have this redemption right, they do have the right to convert their vested LTIP units into a number of common units that have this redemption right, with the conversion rate equaling 1-to-1, if the LTIP units have become fully booked-up.

The structure of the LTIP units can result in more favorable federal income tax treatment to their holders compared to restricted shares of common stock of the Company. The Company’s primary goal in awarding LTIP units is not to impose an additional performance hurdle that must be met in order for the recipients to earn their awards, but rather, as disclosed on pages 25 and 26 of the Proxy Statement, is to provide a more tax efficient method of providing equity compensation to the recipients. This is evidenced by the fact that the Company permits its executives to elect whether to receive (1) shares of restricted stock, which, subject to vesting, have full economic value upon issuance, and/or (2) an equal number of LTIP units. As a result, the Company believes it has disclosed the material aspects of the LTIP program (i.e., the intended benefits to the Company and the executive) and that a description of the specific events that may allow the LTIP units to achieve full economic parity with common units would not materially enhance an investor’s understanding of the compensation the Company pays to its named executive officers.

Summary Compensation Table, page 30

Comment No. 9

You refer on page 32 to a special dividend on your common stock. This special dividend does not appear to be included in the all other compensation column to the table. Please provide an analysis as to why the dividend was not included in the table.

Response to Comment No. 9

As provided in Item 402(c)(2)(v), the “Stock Awards” column to the Summary Compensation Table includes the dollar amount of the equity awards recognized for financial statement reporting purposes in accordance with FAS 123R. Release 33-8732A, Section II(C)(1)(c)(i) provides on page 60 that if the stock award “entitles the holder to receive dividends, then such ‘dividend protection’ is included in the grant date fair value computed under FAS 123R” and subsequent disclosure of the value of dividends in these circumstances, as they are received, is not required because it “would repeat in the same table compensation that was previously disclosed.” The release adds that if the stock award does not entitle the holder to receive dividends, and therefore “dividend protection” is not included in the grant date fair value computed under FAS 123R, then the earnings from such dividends must be disclosed in the All Other Compensation column of the Summary Compensation Table when the dividends are paid.

Because the Company’s stock awards (i.e., restricted stock and LTIP Units) entitle the holder thereof to receive dividends/distributions, and therefore such “dividend protection” is included in the grant date fair value computed under FAS 123R, the amount of the special dividend should not be disclosed in any column of the Summary Compensation Table. We note for the Staff that not only is the right to receive dividends/distributions evidenced in the award agreements (copies of which have been filed as exhibits to the Company’s Form 10-K), but it is also disclosed in the CD&A on pages 24 and 26 of the Proxy Statement and in footnote 1 to the Grants of Plan-Based Awards Table on page 31 of the Proxy Statement.

Ms. Pam Howell

September 20, 2007

Certain Relationships and Related Person Transactions, page 57

Comment No. 10

Clarify whether the policies and procedures for the review, approval or ratification of transactions with related parties are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response to Comment No. 10

The Company’s policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K are in writing. These policies and procedures are contained in the Company’s Corporate Governance Guidelines, which are posted on the Company’s website. The Company did not view the fact that these policies and procedures are in writing to be a material feature of the policies and procedures, and, accordingly, it did not include this detail in its description of these policies and procedures in its Proxy Statement. The Company will disclose the fact that such policies and procedures are in writing in future filings.

Additionally, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Pam Howell

September 20, 2007

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 236-3354.

Sincerely,

/s/ Eric G. Kevorkian
Eric G. Kevorkian Vice President, Corporate Counsel

cc:	Edward H. Linde, Chief Executive Officer
Boston Properties, Inc.
Ettore A. Santucci, Esq.
Daniel P. Adams, Esq.
Goodwin Procter LLP